Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-234767
July 14, 2022

PEPSICO

Green Bond Framework

July 14, 2022

1.    Preface

PepsiCo, Inc. (“our,” “PepsiCo” or the “Company”) has created this document (the “Framework”) to help guide potential future issuance(s) of Green Bonds. Any Green Bonds that PepsiCo issues pursuant to this Framework will focus on one or more of several key environmental sustainability initiatives within PepsiCo’s sustainability agenda, including, investments and program spend directed toward, (A) helping to build a circular economy, with the expanded use of recycled, compostable, biodegradable and reusable materials in PepsiCo’s product packaging, (B) mitigating and adapting to the climate change impacts of PepsiCo’s operations and value chain, (C) water-use efficiency and replenishment initiatives, in our owned operations and value chain, including those positively contributing to communities and (D) driving adoption of regenerative agriculture practices in our supply chain.

In addition, PepsiCo plans to generally align its Green Bond eligible project categories with the United Nations Sustainable Development Goals (“SDGs”). As a member of the UN Global Compact, PepsiCo is a supporter of the SDGs and believes that aligning Green Bond eligible projects (“Eligible Projects”) with them is an important step towards the accomplishment of the SDGs.

PepsiCo will seek to engage ISS, a global leader in ESG and Corporate Governance research and ratings, to ensure this framework is in general alignment with the International Capital Markets Association (“ICMA”) Green Bond Principles 2021 and provide an opinion with respect to the Green Bonds.

2.    Introduction and Background

Headquartered in Purchase, New York, PepsiCo is one of the world’s leading food and beverage companies. Today, PepsiCo products are enjoyed by consumers more than one billion times a day in more than 200 countries and territories around the world. PepsiCo's product portfolio includes a wide range of beverages and convenient foods, including many iconic brands that generate more than $1 billion each in estimated annual retail sales.

2.1       Corporate Responsibility at PepsiCo

Introduced in 2021, pep+ (PepsiCo Positive) is the future of our company — a strategic, end-to-end transformation that places sustainability and human capital at the center of how we create growth and value. It recognizes a new business reality, where consumers are becoming more interested in the future of the planet and society. Winning with pep+ reflects the way we plan to win in the marketplace and position ourselves to deliver top-tier financial performance, whilst continuing to transform ourselves to create value for all of our stakeholders. It embeds pep+ firmly at the center of our business, from how we innovate, to how we operate, to how we run our teams and build our brands. While we are committed to achieving our ambitious pep+ goals, they require investment and innovation and we face challenges from the limitations of existing technology and regulations. However, we remain focused on becoming an even Better company by operating within planetary boundaries and inspiring positive change for the planet and people, with a focus on the three pillars of pep+:

•	Positive Agriculture: working to source our crops and ingredients in ways that restore the earth and strengthen farming communities
•	Positive Value Chain: working to build a circular and inclusive value chain
•	Positive Choices: continuing to evolve our portfolio of beverage and convenient food products so that they are better for the planet and people

Aided by its global scale, expertise and resources, PepsiCo will work to continue to influence positive change in the areas most core to its business, including agriculture, packaging, water, climate change, product and people.

2.2       Positive Agriculture

Under PepsiCo’s Positive Agriculture agenda, we’re working to source key crops and ingredients in a way that accelerates regenerative agriculture and strengthens farming communities. We’re supporting the advancement of farming practices to optimize crop yields, respect human rights, improve farmer livelihoods, and secure supply. We do this because, simply put, without embracing regenerative agriculture, our ability to source the necessary ingredients for our products is in jeopardy, as is the world’s ability to reliably access safe and healthy foods. A key aspect of Positive Agriculture is extending regenerative farming practices — a set of techniques that improve and restore ecosystems with a focus on building soil health and fertility, reducing carbon emissions, enhancing watershed management, increasing biodiversity and improving farmer livelihoods.

We have set standards for ourselves and our supply chain that match our ambition for a sustainable agricultural supply chain over the long term. In 2015, we publicly announced our goal to sustainably source potatoes, whole corn, oats, oranges, palm oil, and cane sugar for our business by 2020, and other priority crops that we don’t source directly from farmers by 2025. Building upon the progress made, in 2021 we announced a new, impact-driven Positive Agriculture ambition, setting 2030 goals to source crops and ingredients in a way that accelerates regenerative agriculture and strengthens farming communities. These efforts support the Company’s 2030 Positive Agriculture goals to:

•	Spread the adoption of regenerative farming practices across 7 million acres – approximately equal to 100% of the land used around the world to grow key crops and ingredients for the Company’s products. These efforts are estimated to lead to a net-reduction of at least 3 million tons of greenhouse gas (GHG) emissions by 2030. Furthering nearly a decade of progress with its Sustainable Farming Program (SFP), PepsiCo will continue to collaborate with farmers across more than 30 countries to adopt practices that build resilience and improve and restore ecosystems.
•	Improving the livelihoods of more than 250,000 people in its agricultural supply chain and communities, including economically empowering women. PepsiCo will focus its work on the most vulnerable farming communities linked to its global value chain, including smallholder farmers and farm workers, women and minority farmers. Sustainably source 100% of key ingredients, expanding to include not only its grower-sourced crops (potatoes, whole corn and oats), but also key crops from third parties, such as vegetable oils and grains.

2.3        Positive Value Chain

Climate

In pursuit of its climate goals, PepsiCo works collaboratively with suppliers, business partners and customers towards a goal of reducing absolute GHG emissions across our value chain. In January 2021, we announced new goals in line with the latest science, more than doubling our previous science-based climate goal, targeting a reduction of GHG emissions across our value chain by more than 40% by 2030 (versus a 2015 baseline). In addition, we intend to achieve net-zero emissions by 2040, one decade earlier than called for in the Paris Agreement. Specifically, we plan to reduce direct operational Scope 1 and 2 emissions by 75% and our indirect value chain emissions by 40% by 2030. The Company is also aiming to achieve 100% renewable electricity in its operations by 2030 and its franchise and third-party operations by 2040.

Packaging

As a critically important aspect of its environmental strategy, PepsiCo is focused on finding better, more responsible ways to package products to reduce both materials used and waste produced, and is already one of the largest users of food-grade rPET in the world. PepsiCo's sustainable plastics vision is rooted in three pillars: Reducing the amount of plastics used; Boosting recycling rates and use of recycled content; and Reinventing plastic packaging, including developing refillable, reusable packaging. Our 2030 pep+ sustainable packaging and innovative packaging solution agenda aims to cut virgin plastic from non-renewable sources per serving across our beverage and convenient food portfolio by 50%1 through:

•	Scaling new business models that avoid or minimize single-use packaging materials (e.g., models that reuse, refill, prepare at home, utilize concentrates like powders, drops, etc.)
•	Reducing our absolute tonnage of virgin plastic from non-renewable sources by 20%[2], approx. equal to more than 400,000 metric tons of virgin material, including by:
o	Using market-leading bio-based and renewable materials
o	Using 50% recycled content in our plastic packaging

We aim to achieve these goals by fostering cross-industry and public-private partnerships; advocating for improved recycling, composting, broader waste management infrastructure and regulatory reform; supporting the advancement of new materials, enhanced recycling technologies, and alternative delivery models; collaborating with suppliers and partners; and helping to increase consumer education and acceptance.

Water

Water stewardship has long been one of PepsiCo’s top priorities, and it’s an important part of building a Positive Value Chain. As one of the first companies of our size to acknowledge water as a human right, we have a vision to become Net Water Positive. In 2021, we announced a set of 2030 goals aimed at becoming net water positive in our operations, enhancing watershed management in our agricultural supply chain and contributing to community water health. Altogether, our water ambition aims to reduce absolute water use and replenish back into the local watershed more than 100% of the water used. This 2030 agenda builds on our prior 2025 goals and includes a specific focus on:

•	Achieving “best-in-class” or “world-class” water-use efficiency at all Company-owned and third-party manufacturing facilities by 2030, covering more than 1,000 facilities in high-risk and lower-risk watersheds
•	In high water-risk areas, replenishing more than 100% of the water that we use in Company-owned facilities and 100% of the water used in third-party manufacturing facilities back into the local watershed by 2030
•	Adopting the Alliance for Water Stewardship Standard in all high water-risk Company owned facilities by 2025
•	Providing 100 million people safe water access by 2030[3]

2.4       Positive Choices

Positive Choices defines our vision to inspire people through our brands to make positive choices for themselves and the planet. We’re evolving our portfolio of beverage and convenient food products so that they are better for the planet and people including:

Innovative Packaging Solutions - Develop and deploy disruptive sustainable packaging materials and new models for beverages and convenient foods such as:

•	Beverages: SodaStream/SodaStream Professional, powders, renewable and paper-based packaging
•	Convenient Foods: renewable and paper-based materials, reusable or low/no package models

1 Measured versus a 2020 baseline

2 Measured versus a 2020 baseline

3 Metric counts the cumulative number of people provided with access to safe water since 2006

2.5       UN Sustainable Development Goals

In September 2015, the UN General Assembly announced 17 SDGs to address global challenges and set a blueprint for action to achieve the goals by 2030. The SDGs provide an important inspiration for our priorities. PepsiCo’s sustainability goals, which were informed by some of the world’s leading experts and institutions, are aligned with the SDGs so that we can have the greatest collective impact.

3.    Pepsico’s Green Bond Framework

For the potential future Green Bonds that PepsiCo may issue pursuant to this Framework, the following guidelines have been created that follow the four core components of the ICMA’s Green Bond Principles 2021. With any future issuance of Green Bonds, PepsiCo will aim to finance or refinance projects that seek to promote environmental sustainability within the Positive Agriculture and Positive Value Chain pillars of its pep+ strategy, from the production of raw materials through the manufacturing, packaging, and marketing of its consumer products. The following section summarizes this Framework, including the expected use of proceeds, process for project evaluation and selection, management of proceeds, and reporting.

Use of Proceeds

The net proceeds of future Green Bonds issued pursuant to this Framework may be allocated towards refinancing existing and/or financing new Eligible Projects. Existing Eligible Projects that are refinanced via Green Bond allocations will be those that occurred no earlier than the beginning of the calendar year that is two years prior to any given issuance.

In addition, each category of Eligible Projects has been identified as aligning with the most applicable SDGs, as indicated in each section.

Proceeds will be allocated to investments which include expenditures on capital projects and other sustainability-related P&L expense spend excluding non-cash items like depreciation and amortization.

3.1.1           Eligibility Criteria

PepsiCo expects to allocate an amount equivalent to the net proceeds from potential future Green Bond issuances among a number of potential Eligible Projects, as detailed in this section. In addition, to be eligible for the Green Bond proceeds, the projects funded must fall in the respective categories, per ICMA’s Green Bond Principles 2021, as noted in each section.

Eligible Projects include the following:

Category 1: Circular ECONOMY & Virgin Plastic Waste reduction

Context: PepsiCo continues to work to increase its use of recycled, compostable/biodegradable, renewable or bio-based (e.g. plant-based), and reusable product packaging in the pursuit of more responsible ways to package products and to reduce both materials used and waste produced, and in support of a circular economy model for packaging. PepsiCo is already one of the largest users of food-grade rPET in the world, and one of the Company’s key pep+ goals is to strive to use 50% recycled plastic content in its plastic packaging. PepsiCo is also actively collaborating with outside firms to develop next-generation packaging by 2030, such as truly biodegradable film resins that break down in any end-of-life environment.

Use of Proceeds: Proceeds from Green Bond issuance may be allocated to:

i.	Purchases, directly or via our intermediary suppliers, of:

•	rPET for use in product packaging;
•	Renewable or Bio-based PET (Bio-PET) for use in product packaging; and
•	Compostable and/or biodegradable material for use in product packaging
ii.	Investments in projects supporting sustainable product packaging infrastructure such as renewable or Bio-PET bottles and compostable and biodegradable convenient foods flex films
iii.	Investments in projects to strengthen recycling infrastructure and increase recycling rates in key markets; and
iv.	Investments in projects to introduce or expand reusable solutions to drive circularity

Green Bond Principles Category:

•	Circular economy adapted products, production technologies and processes

UN SDG Alignment: SDG 9 – Industry, Innovation and Infrastructure, and SDG 12 - Responsible Consumption and Production

Category 2: Decarbonization AND CLIMATE RESILIENCE WITHIN our Operations AND value CHAIN

Context: PepsiCo has continued to reduce GHG emissions across Scopes 1, 2 and 3, and has been actively investing in capabilities and upgrading facilities and equipment to more efficient and low carbon options. Doing so has enabled PepsiCo to deliver a 25% reduction against our 2015 baseline across Scopes 1 and 2 GHG emissions, as of year-end 2021. Initiatives to further these goals range from investments in the manufacturing and distribution of the Company’s operations in reducing Scope 1 and 2 GHG emissions by 75% by 2030 (against our 2015 baseline), to sustainable agriculture and the Company’s SFP, which among other goals aims to decrease Scope 3 GHG emissions during the sourcing of raw materials.

Use of proceeds: Proceeds from Green Bond issuance may be allocated to:

i.	Investments related to energy efficiency and/or reducing GHG emissions at facilities or equipment such as solar installations, lighting upgrades, energy efficient heating elements, variable speed drives on equipment, improvements to air compressors, on-premise sustainable energy generation, and upgrading vending and cooling equipment;
ii.	Procurement of project specific renewable energy;
iii.	Cleaner transportation, such as replacement of fossil fuel-powered vehicles with electric vehicles; and
iv.	Green buildings that receive a third-party verified certification, such as LEED Platinum or LEED Gold or other equivalent global standards

Green Bond Principles Categories:

•	Energy efficiency
•	Renewable energy
•	Clean transportation
•	Green buildings

UN SDG Alignment: SDG 7 – Affordable and Clean Energy, and SDG 11 Sustainable Cities and Communities

Category 3: Pursuing Net Positive Water Impact

Context: PepsiCo has raised the bar for what it means to be a responsible corporate water steward, and is working to enable long-term, sustainable water security in high water-risk areas. In 2021, we recorded a 18% efficiency improvement in our water-use efficiency rate at our high water-risk locations when compared to our 2015 baseline. This builds on a 25% improvement already achieved between 2006 and 2015 in our legacy operations as part of our Performance with Purpose goals. PepsiCo manufacturing locations and third party facilities will aim to achieve best-in-class water-use efficiency at high water-risk sites4 (1.2 liters /liter of beverage production, 0.4 liter/kg of food production) and world-class water-use efficiency at all other sites (1.4 liters /liter of beverage production, 4.4 liters/kg of food production) by 2030. Among the Company’s pep+ goals, by 2030 it seeks to replenish more than 100% of the water used in Company-owned manufacturing operations and third-party facilities located in high water-risk areas in the same watershed where the water was extracted; and by 2025, it aims to improve water-use efficiency in the Company’s grower-sourced agricultural supply chain in high water risk areas by 15%5.

Use of proceeds: Proceeds from Green Bond issuance may be allocated to:

i.	Investments related to water recycling and reuse projects, and improvements in Clean-In-Place systems and other operational processes;
ii.	Investments to replenish watersheds where PepsiCo operates in high water-risk areas, potentially including tree plantings, rainwater harvesting, aquifer recharge, wetlands rehabilitation, alternative crop rotations, improved grazing programs and education and awareness building; and
iii.	Scaling and providing access to drip irrigation or other water savings technologies for our farmers

Green Bond Principles Categories:

•	Sustainable Water and Wastewater Management
•	Terrestrial and aquatic biodiversity conservation (including the protection of coastal, marine and watershed environments)

UN SDG Alignment: SDG 6 - Clean Water and Sanitation, SDG 12 – Responsible Consumption and Production, and SDG 15 – Life on Land

Category 4: Regenerative Agriculture

Context: Under PepsiCo’s Positive Agriculture agenda, we’re working to source crops and ingredients in a way that accelerates regenerative agriculture and strengthens farming communities. We are supporting the advancement of farming practices to optimize crop yields, respect human rights, improve farmer livelihoods, and secure supply. We do this because, simply put, without embracing positive agriculture, our ability to source necessary ingredients for our products is in jeopardy, as is the world’s ability to reliably access safe and healthy foods. A key aspect of Positive Agriculture is extending regenerative farming practices – a set of techniques that improve and restore ecosystems with a focus across five key dimensions: building soil health and fertility, reducing and sequestering carbon emissions, enhancing watershed health and management, enhancing biodiversity, and improving farmer livelihoods.

Use of proceeds: Proceeds from Green Bond issuance may be allocated to:

i.	Investments to adopting regenerative agriculture practices across our supply chain, such as spending via PepsiCo’s Sustainable Farming Program directed towards farmer training and practice adoption around improving soil health through using cover crops and/or conservation tillage, practices to reduce fertilizer/herbicides/pesticides and watershed enhancement and improvement projects

4 High water-risk sites defined by WRI’s Aqueduct tool

5 15% improvement goal measured versus a 2015 baseline

Green Bond Principles Categories:

•	Environmentally sustainable management of living natural resources and land use
•	Terrestrial and aquatic biodiversity conservation
•	Sustainable water and wastewater management

UN SDG Alignment: SDG 2 – Zero Hunger and SDG 8 – Decent Work and Economic Growth

3.2        Process for Project Evaluation and Selection

Members of the PepsiCo Sustainability Team will assess and determine project eligibility based on the criteria described in Section 3.1.1 and will recommend an allocation of proceeds among Eligible Projects to the PepsiCo Finance department, also providing them with project descriptions. The PepsiCo Finance department will track the allocation of proceeds to such projects. Material projects risks will also be evaluated to ensure they fit PepsiCo’s risk management practices, as fully detailed on the PepsiCo website6, and the Sustainability Team will work with project teams to ensure proper adherence to the comprehensive set of principles detailed here. Such risks that are considered include: Social, Environmental, Regulatory, Consumer and Reputational, among others.

3.3        Management of Proceeds

PepsiCo expects to allocate an amount equivalent to the net proceeds from potential future Green Bond issuances among a number of potential Eligible Projects, as detailed in section 3.1.1. An amount equivalent to the net proceeds from Green Bond issuances will be allocated and managed by PepsiCo’s Finance department. The Finance department will internally track actual spend on the projects receiving allocations from Green Bond proceeds. Pending the allocation to Eligible Projects, net proceeds from Green Bond issuances may be temporarily invested or otherwise maintained in cash, cash equivalents, short-term investments, or used to repay other borrowings. Payment of principal and interest on the Green Bonds will be made from the Company’s general funds and will not be directly linked to the performance of any Eligible Projects.

PepsiCo expects to spend the majority of the proceeds from a particular Green Bond issuance within three years of the date of such issuance.

3.4        Reporting

3.4.1        Allocation reporting

Throughout the term of the Green Bonds and until the proceeds have been fully allocated to Eligible Projects, PepsiCo plans to publish an annual update of the allocation of the proceeds, including, subject to any confidentiality considerations, additional descriptions of select projects funded with Green Bond proceeds. The annual update will be reported publicly on the PepsiCo website. These allocation reports will be accompanied by:

•	An assertion by PepsiCo management specifying the amount equivalent to the net proceeds of the Green Bond Offering that PepsiCo has allocated to Eligible Projects

•	An assurance report from a nationally recognized firm registered with the Public Company Accounting Oversight Board in respect of its examination of PepsiCo management’s assertion conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants

6 https://www.pepsico.com/our-impact/esg-topics-a-z

3.4.2 Impact reporting

To the extent possible, in addition to its allocation reporting, PepsiCo intends to demonstrate the environmental impacts of the projects to which Green Bond proceeds have been allocated. Where relevant, PepsiCo plans to report on the Key Performance Indicators (KPIs) in aggregate for Green Bond projects, together with the aforementioned allocation status in future “Use of Proceeds” report(s). Examples of such KPIs include:

•	Sustainable Plastics and Packaging
o	% of rPET and/or renewable or Bio-PET contents in our product packaging
o	Avoided emissions from use of purchased rPET, compostable/biodegradable packaging material and/or renewable or Bio-PET purchased
•	Decarbonization of our Operations and Supply Chain
o	Estimated % reduction in GHG emissions resulting from Green Bond investments
•	Water Sustainability
o	Estimated avoided use of water resulting from Green Bond investments
o	Liters of water replenished
•	Regenerative Agriculture
o	Regenerative acres

Finally, PepsiCo may also include anecdotal narrative reporting, to the extent possible, on the positive environmental impacts from select Eligible Projects receiving allocations from Green Bond proceeds.

4. Additional Information

No Impact on Covenants, Etc.

Nothing in this Framework is intended to modify or add to any covenant or other contractual obligation undertaken by PepsiCo in any Green Bonds that may be issued in accordance with this Framework. This Framework does not create any legally enforceable obligations against PepsiCo; any such legally enforceable obligations relating to any Green Bonds are limited to those expressly set forth in the indenture and notes governing such Green Bonds.

Cautionary Statement

This Framework contains statements reflecting our views about our future performance that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (Reform Act). Statements that constitute forward-looking statements within the meaning of the Reform Act are generally identified through the inclusion of words such as “aim,” “anticipate,” “believe,” “drive,” “estimate,” “expect,” “expressed confidence,” “forecast,” “future,” “goal,” “guidance,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “strategy,” “target” and “will” or similar statements or variations of such words and other similar expressions. All statements addressing our future operating performance, and statements addressing events and developments that we expect or anticipate will occur in the future, are forward-looking statements within the meaning of the Reform Act. These forward-looking statements are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in any such forward-looking statements. These risks and uncertainties include, but are not limited to: changes in demand for PepsiCo’s products, as a result of changes in consumer preferences or otherwise; changes in laws related to the use or disposal of plastics or other packaging of PepsiCo’s products; changes in, or failure to comply with, applicable laws and regulations; imposition or proposed imposition of new or increased taxes aimed at PepsiCo’s products; imposition of labelling or warning requirements on PepsiCo’s products; PepsiCo’s ability to compete effectively; political conditions, civil unrest or other developments and risks in the markets where PepsiCo’s products are made, manufactured, distributed or sold; the ability to protect information systems against, or effectively respond to, a cybersecurity incident or other disruption; increased costs, disruption of supply or shortages of raw materials and other supplies; business disruptions; damage to PepsiCo’s reputation or brand image; loss of, or a significant reduction in sales to, any key customer; disruption to the retail landscape, including rapid growth in hard discounters and the e-commerce channel; climate change or water scarcity, or legal, regulatory or market measures to address climate change or water scarcity; and other factors that may adversely affect the price of PepsiCo’s publicly traded securities and financial performance. For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the Securities and Exchange Commission, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

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